Tradex Selects Sapiens P&C Software Suite to Support
All Motor Trade Lines of Business

Sapiens IDIT system to replace legacy environment with modern technology and capabilities to enable process and cost efficiencies, and speed time to market

Holon, Israel – February 18, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that Tradex Insurance Company Ltd. (Tradex), a specialty insurer in all sectors of the motor trade, has selected Sapiens IDIT Software Suite (Sapiens IDIT) to modernize and enhance its core insurance processing environment.

After a thorough market analysis and evaluation of available solutions, Tradex selected Sapiens IDIT, citing the solution suite as the best functional and technology fit for the company’s processing needs. Sapiens’ commitment to provide its own hands-on team of experts throughout the implementation process was also a key factor in Tradex’s decision.

“Tradex was looking for a system that would help improve our data analysis, giving us greater insight into our operations, while providing us with the flexibility and agility to adapt system business rules and processes as required,” said Stephen Endean, CEO of Tradex. “We are confident that Sapiens’ industry-proven suite will satisfy our needs. And the strong working relationship that was forged during the evaluation and selection phases will serve Tradex well in the future and help us embody our slogan, ‘Flexible insurers of the unique.’”

“Our Sapiens IDIT suite has been well received in the important UK market, where we continue to strengthen our footprint,” said Gary Sherne, president of Sapiens’ General Insurance and Reinsurance division. “A solution is so much more than a software component – the expertise and skill of our committed team is a major selling point. Sapiens looks forward to continuing our collaboration with Tradex.”

The Sapiens IDIT project will include policy administration, billing and collection, agent and commission management and claims management, fully replacing Tradex’s legacy environment. Tradex’s anticipated benefits include:

  Increased efficiencies, with greater automation and streamlined processing
  Rapid time to market for product enhancements and new lines of business
  Improved data integrity
  Lower cost of ownership

About Tradex Insurance Company Ltd.

Tradex Insurance Company Limited was founded in 1995, specialising in a niche book of commercial motor insurance. Gross written premium was £105m in 2014, the majority comprising Motor Trade, Taxi and Fleet business. Tradex has a well recognised expertise in these classes, as well as other specialist motor lines. Business is underwritten through three distribution channels.

Wholesale business is written from its offices in the Isle of Dogs through approximately 1,000 active insurance brokers. The company underwrites a large portfolio of retail business via its sister company, Clegg Gifford, through a network of 45 tied agents for its Westminster insurance business, together with eight branches spread across the country, including offices in Jersey and Guernsey.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of approximately 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile:+1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com